UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 1-15659

Dynegy Midwest Generation, Inc.

401(k) Savings Plan

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

Financial Statements for the

Years Ended December 31, 2004 and 2003

and Report of Independent Registered Public Accounting Firm

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO THE FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	15

Schedule H, Line 4(j): - Schedule of Reportable Transactions	16

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	17

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

  the Dynegy Midwest Generation, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas

May 31, 2005

DYNEGY MIDWEST GENERATION, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments:
Cash and temporary cash investments	$944	$129
Investments at fair value:
Plan interest in Master Trust	19,232,738	23,371,132
Registered investment companies	59,286,369	61,063,409
Common collective trust	11,786,201	12,957,649
Common stocks	1,455,807	1,266,391
Participant loans	836,723	1,662,611

Total investments	92,598,782	100,321,321

Receivables:
Employer contributions receivable	5,996	—
Due from broker for securities sold	—	9,474

Total receivables	5,996	9,474

TOTAL ASSETS	92,604,778	100,330,795

LIABILITIES:
Due to broker for securities purchased	32,430	4,108

TOTAL LIABILITIES	32,430	4,108

NET ASSETS AVAILABLE FOR BENEFITS	$92,572,348	$100,326,687

The accompanying notes are an integral part of these financial statements.

DYNEGY MIDWEST GENERATION, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$3,966,630
Employer	1,189,916

Total contributions	5,156,546

Investment income:
Net appreciation in fair value of investments	7,710,618
Dividend and interest income	1,339,048
Interest on participant loans	78,139
Other income	4,034

Total investment income	9,131,839

TOTAL ADDITIONS	14,288,385

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	21,689,525
Administrative expenses	12,181

TOTAL DEDUCTIONS	21,701,706

DECREASE IN NET ASSETS BEFORE TRANSFERS	(7,413,321)

PLAN-TO-PLAN TRANSFERS	(341,018)

NET DECREASE	(7,754,339)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	100,326,687

End of year	$92,572,348

The accompanying notes are an integral part of these financial statements.

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, formerly known as the Illinois Power Company Incentive Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and administered by Dynegy Inc. (the “Company”) for certain eligible employees of Illinois Power Company (“IP”) and Dynegy Midwest Generation, Inc. (“DMG”) (IP and DMG are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan. The Plan became effective as of June 1, 1984. Assets of the Plan are held and managed by a trustee. Effective January 1, 2002, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and to otherwise help participants prepare financially for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such an agreement provides for coverage under the Plan), (b) certain nonresident aliens, (c) leased employees, (d) employees who have waived participation in the Plan and (e) individuals who are deemed to be employees under certain Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Active participation ceases upon termination of employment with the Employer.

Plan Changes and Amendments

The Plan was amended to eliminate IP as an Employer under the Plan document pursuant to the Stock Purchase Agreement between the Company, Illinova Corporation, Illinova Generating Company and Ameren Corporation. The amendment effective date is immediately prior to the closing date of September 30, 2004.

Effective April 1, 2004, the Plan’s definition of “Compensation” applicable to after-tax contributions was amended to exclude bonuses, overtime, and commissions to be consistent with the definition of Compensation for other purposes under the Plan.

Effective January 1, 2004, the Plan was amended to provide that all participants who are eligible to make before-tax contributions under the Plan and who have attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Catch-up contributions are not matched by Employer matching contributions.

Effective October 1, 2003, the Plan was amended to provide for Employer matching contributions on a payroll period (rather than monthly) basis and to clarify the form of Employer contributions.

Effective January 1, 2003, the Plan was amended to comply with the final and temporary regulations under Section 401(a)(9) of the Code relating to required minimum distributions.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their account each year. Participants are entitled to their vested account balance.

Contributions

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may also “roll-over” into the Plan amounts previously invested in another eligible retirement plan.

Participants have the option of investing their contributions in any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund in accordance with the procedures established by the Plan Administrator.

The Employer contributes a match each pay period to the Plan equal to 50% of the participant’s before-tax contributions that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period. In addition, for each calendar year, the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Dynegy Stock Fund (the “Stock Fund”) in the Dynegy Inc. Master Trust (the “Master Trust”) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability. The discretionary contribution is made to the Stock Fund and is allocated to participants as units in the Stock Fund. Dividends earned on these shares are also invested in the Stock Fund. No contributions were made under this arrangement for plan years 2004 or 2003.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Distributions

Distributions as provided for in the Plan are made to Plan participants or their beneficiaries upon the participant’s termination of employment or death. Former employees can choose to liquidate their accounts or to leave them in the Plan, except that an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance (excluding the portion thereof attributable to any rollover contributions) is not in excess of $5,000. Earnings will continue to accrue on undistributed accounts. Generally, distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant reaches age 70 1/2 or the calendar year in which the participant terminates employment. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Forfeitures

Each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture and shall be used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2004 and 2003 was $786 and $228, respectively. In 2004, administrative expenses were reduced by $6,000 from nonvested accounts.

Loans

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Plan-to-Plan Transfers

Amounts are transferred to or from the Dynegy Midwest Generation Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (formerly known as the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement) as participants shift into or out of positions covered by a collective bargaining agreement. These transfers are shown on the Statement of Changes in Net Assets Available for Benefits as plan-to-plan transfers.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end. Purchases and sales of investments are recorded on a trade date basis.

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2004 and 2003, the Plan’s interest in the Master Trust was approximately 21% and 24%, respectively.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants, resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price	December 31
	2004	2003
Plan interest in Master Trust *	$19,232,738	$23,371,132
AFG Fundamental Investors Fund	19,323,306	20,637,506
Vanguard Growth Equity Fund	19,063,795	23,087,511
Vanguard Retirement Savings Trust	11,786,201	12,957,649
Vanguard Total Stock Market Index Fund	6,412,145	5,551,677
Vanguard Capital Opportunity	5,763,401	4,027,985

*	Includes both participant-directed and non-participant directed amounts. See Note 6.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,710,618 during 2004 as follows:

Year ended December 31, 2004
Plan interest in Master Trust	$2,148,815
Registered investment companies	5,561,803

$7,710,618

4.	PARTICIPATION IN MASTER TRUST

Certain Plan investments are held in the Master Trust with assets of other qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, the Dynegy Inc. 401(k) Savings Plan, the Dynegy Northeast Generation, Inc. Savings Incentive Plan, and the Extant Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2004	2003
Net Assets:
Investments at fair value:
Employer securities	$57,054,305	$62,458,575
Common collective trust	4,078,748	4,145,428
Registered investment companies	30,254,463	30,549,303
Receivables:
Employer contributions receivable	95,667	214,625
Fund units receivable	2,329	199,367
Accrued expenses	(5,860)	(5,859)
Fund units payable	(86,419)	(19,192)

	$91,393,233	$97,542,247

Investment income for the Master Trust is as follows:

Year ended December 31, 2004
Investment Income:
Net appreciation in fair value of investments:
Employer securities	$5,097,775
Registered investment companies	3,476,818

8,574,593
Dividends and interest	171,783

$8,746,376

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts, subject to the restrictions contained in the Company’s insider trading policy. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2004	2003
Net Assets:
Investments, at fair market value:
Employer securities	$8,813,936	$12,206,727

Employer contributions receivable	5,996	—

	$8,819,932	$12,206,727

Year ended December 31, 2004
Changes in Net Assets:
Employer contributions	$1,189,916
Employee contributions	194,378
Net appreciation in fair value of investments	1,015,209
Loan repayments	76,018
Benefit payments	(1,836,705)
Loan withdrawals	(73,975)
Administrative expenses	(1,576)
Plan to plan transfers	9,521
Transfers to participant-directed investments, net	(3,959,581)

$(3,386,795)

7.	COMMITMENTS AND CONTINGENCIES

DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor, Employee Benefits Security Administration, of an investigation of the two Dynegy Midwest Generation, Inc. 401(k) plans. The investigation relates to losses in value in the stock in the plans for the period February 2000 to present. The Company continues to provide information as requested.

SUPPLEMENTAL SCHEDULES

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 005

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2004

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest In Master Trust	Master Trust	$24,425,172	$19,232,738
	American Funds EuroPacific Growth Fund	Registered Investment Company	**	3,071,259
	PIMCO Total Return Bond	Registered Investment Company	**	3,806,259
	AFG Fundamental Investors Fund	Registered Investment Company	**	19,323,306
*	Vanguard Capital Opportunity	Registered Investment Company	**	5,763,401
*	Vanguard Global Equity Fund	Registered Investment Company	**	803,015
*	Vanguard Growth Equity Fund	Registered Investment Company	**	19,063,795
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	**	6,412,145
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	11,786,201

*	Participant Loans	Various maturities and interest rates ranging from 5% - 10.5%		836,723

Self-directed Brokerage Account:
*	Summary of participant directed brokerage accounts	Various	**	2,499,940

		Total		$92,598,782

*	A party-in-interest to the Plan
**	Cost not required for participant directed investments

DYNEGY MIDWEST GENERATION, INC.

401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 005

Schedule H, Line 4(j): - Schedule of Reportable Transactions

For the year ended December 31, 2004

[a]	[b]		[c]	[d]	[g]	[h]	[i]
Identity of Party Involved		Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group		AFG Fundamental Investors Fund	$1,692,089			$1,692,089
The Vanguard Group		AFG Fundamental Investors Fund		$5,282,302	$4,708,087	5,282,302	$574,215
The Vanguard Group	*	Vanguard Capital Opportunity	2,980,163			2,980,163
The Vanguard Group	*	Vanguard Capital Opportunity		2,293,649	1,914,157	2,293,649	379,492
The Vanguard Group	*	Vanguard Growth Equity Fund	1,904,113			1,904,113
The Vanguard Group	*	Vanguard Growth Equity Fund		6,847,303	7,105,861	6,847,303	(258,558)
The Vanguard Group	*	Vanguard Retirement Savings Trust	3,716,316			3,716,316
The Vanguard Group	*	Vanguard Retirement Savings Trust		4,887,763	4,887,763	4,887,763	—
The Vanguard Group	*	Dynegy Stock Fund	2,743,451			2,743,451
The Vanguard Group	*	Dynegy Stock Fund		7,151,434	9,631,776	7,151,434	(2,480,342)

*	A party-in-interest to the Plan

Note: Items (e) and (f) are not applicable.

SIGNATURE

Dynegy Midwest Generation, Inc. 401(k) Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Midwest Generation, Inc. 401(k) Savings Plan, formerly known as the Illinois Power Company Incentive Savings Plan

By:	/s/ J. Kevin Blodgett
J. Kevin Blodgett
Designated Member – Dynegy Inc.
Benefit Plans Committee

Date: June 28, 2005